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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   May 6, 2004

                         Commission File Number: 0-22346

                                 HOLLINGER INC.
                 (Translation of registrant's name into English)

                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

                            Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                  EXHIBIT LIST
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
Exhibit                               Description
-------                               -----------
99.1 Notice, dated April 28, 2004, and Management Proxy Circular, dated April 28, 2004, in connection with the Special Meeting of the Holders of Retractable Common Shares and Series II Preference Shares to be held on May 27, 2004.

99.2       Form of Proxy for Retractable Common Shares.

99.3       Form of Proxy for Series II Preference Shares.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 6, 2004

                                     HOLLINGER INC.

                                     By /s/ Peter G. White
                                        ----------------------------------------
                                        Name: Peter G. White
                                        Title: Co-Chief Operating Officer
                                        and Secretary